Li He Partner +852 2533 3306 li.he@davispolk.com davispolk.com	Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong
Resident Hong Kong Partners
Karen Chan † Yang Chu † James C. Lin* Gerhard Radtke* Martin Rogers †	Patrick S. Sinclair* Miranda So* James Wadham † Jia Xu †
Hong Kong Solicitors * Also Admitted in New York † Also Admitted in England and Wales

November 1, 2021
Re:	Atour Lifestyle Holdings Limited Amendment No. 4 to Registration Statement on Form F-1 Filed September 20, 2021 CIK No. 0001853717

Mr. Frank Knapp

Mr. Robert Telewicz

Mr. Ronald (Ron) E. Alper

Ms. Brigitte Lippmann

Office of Real Estate & Construction

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Dear Mr. Frank Knapp, Mr. Robert Telewicz, Mr. Ronald (Ron) E. Alper and Ms. Brigitte Lippmann:

On behalf of Atour Lifestyle Holdings Limited (the “Company”), a company incorporated under the laws of the Cayman Islands, we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated October 8, 2021 on the Company’s amendment no. 4 to the registration statement on Form F-1 filed on September 20, 2021 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filling its amendment no. 5 to the Registration Statement on Form F-1 (the “Registration Statement Amendment No. 5”) and certain exhibits via EDGAR to the Commission. The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended.

The Company has responded to all of the Staff’s comments. The Staff’s comments are repeated below in bold, followed by the Company’s responses to the comments. It has included page numbers to refer to the location in the Registration Statement Amendment No. 5 where the disclosure addressing a particular comment appears.

*              *              *              *

Amendment No. 4 to Registration Statement on Form F-1

General

1. We note disclosure on page 5 and elsewhere that you were advised by your PRC legal advisor that the draft measures are subject to change and remain substantially uncertain, and that you are not currently subject to any pre-approval from the CAC to operate your business or conduct this offering. However, it is unclear if you believe you would be subject to the pre-approval or other requirements if the draft measures discussed on pages 5 and 63 are adopted as proposed or in their current state, including whether (1) you would be a “critical information infrastructure operator” or “data processing operator,” and (2) your online platform and other operations would be subject to cybersecurity review. Please revise pages 5, 63 and Management’s Discussion and Analysis to clarify. In this regard, it is unclear if you believe the possibility the measures will be adopted to apply to you is a known event or uncertainty that is not likely to come to fruition.

In response to the Staff’s comment, the Company has revised the disclosure on pages 5 and 64 of the Registration Statement Amendment No. 5. Particularly, the Company respectfully advises the Staff that it has not been requested or notified by the CAC to conduct any cybersecurity review even after it publicly filed the Registration Statement with the Commission and does not currently expect a cybersecurity review to be initiated against it immediately, as the nature of its business operations is substantially different from that of internet companies currently undergoing a cybersecurity review with the CAC. Furthermore, even if the Company were subject to a cybersecurity review under the adopted measures, the Company does not believe such review will have a material adverse effect on its operations as the Company does not believe that its perations of a largely offline hotel network without any material reliance on online platforms would implicate substantial risks related to national security, cross-border transfer of core data, important data or massive personal information, or such data being influenced, controlled or maliciously used by a foreign government.

2. Please file a revised legal opinion as Exhibit 99.2 to address the statements on page 5 and elsewhere attributed to counsel that neither you nor your subsidiaries are currently subject to any pre-approval requirement from the CAC to operate your business or conduct this offering.

In response to the Staff’s comment, the PRC counsel to the Company has revised its legal opinion to include in paragraph 2(C) an opinion on the pre-approval requirement from the CAC.

3. We note the statement that issuers possessing personal information of more than one million users must complete the cybersecurity review. Please disclose whether you have more than one million users.

In response to the Staff’s comment, the Company has revised the disclosure on pages 5 and 64 of the Registration Statement Amendment No. 5.

Exhibits

4. We note your articles of association include a submission to jurisdiction provision that states “[t]he federal courts of the United States of America shall have exclusive jurisdiction to hear, settle and/or determine any dispute, controversy or claim in relation to any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, unless otherwise agreed by the Company in writing.” Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please clarify whether and the extent to which your jurisdictional provision is meant to apply to Section 27 of the Exchange Act and Section 22 of the Securities Act.

The Company respectfully advises the Staff that (i) the jurisdiction provision is intended to cover any dispute, controversy or claim in relation to any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, including those arising from the Securities Act and the Exchange Act, unless otherwise agreed by the Company in writing, and (ii) the Company has previously disclosed the scope of application of the jurisdiction provision on page 177 of the Registration Statement under the paragraph titled “Exclusive Forum.”

The Company has also previously disclosed on page 61 of the Registration Statement under the risk factor titled “[f]orum selection provisions in our post-offering memorandum and articles of association could limit the ability of holders of our Class A ordinary shares, ADSs, or other securities to obtain a favorable judicial forum for disputes with us, our directors and officers, the depositary bank, and potentially others” that (i) the enforceability of similar federal court choice of forum provisions has been challenged in legal proceedings in the United States, and it is possible that a court could find this type of provision to be inapplicable, unenforceable, or inconsistent with other documents that are relevant to the filing of such lawsuits, (ii) if a court were to find the federal choice of forum provision contained in the Company’s post-offering memorandum and articles of association to be inapplicable or unenforceable in an action, the Company may incur additional costs associated with resolving such action in other jurisdictions, (iii) if upheld, the forum selection clause in the Company’s post-offering memorandum and articles of association may limit a security-holder’s ability to bring a claim against the Company, its directors and officers, and potentially others in his or her preferred judicial forum, and this limitation may discourage such lawsuits, and (iv) the Securities Act provides that both federal and state courts have jurisdiction over suits brought to enforce any duty or liability under the Securities Act or the rules and regulations thereunder, and that accepting or consent to this forum selection provision does not constitute a waiver by the investor of compliance with federal securities laws and the rules and regulations thereunder.

*              *               *              *

If you have any questions regarding this submission, please contact Li He at +86-186-1110-6922 (li.he@davispolk.com) or Kevin Zhang at +852 2533-3384 (kevin.zhang@davispolk.com).

Thank you for your time and attention.

Yours sincerely,

/s/ Li He
Li He

cc:	Ms. Rui Zhao, Chief Financial Officer Atour Lifestyle Holdings Limited Allen Wang, Esq. Latham & Watkins LLP Kevin Huang Linda Gu KPMG Huazhen LLP

4